

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 17, 2019

VIA EMAIL

Ryan L. Blaine
Assistant Vice President
American Century ETF Trust
P.O. Box 410141
4500 Main Street
Kansas City, MO 64141-0141

Re: American Century ETF Trust et al.; File No. 812-14876

Dear Mr. Blaine:

By Form APP WD filed with the Securities and Exchange Commission on May 3, 2019, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Andrea Ottomanelli Magovern

Andrea Ottomanelli Magovern
Branch Chief

cc: Erin Loomis Moore, U.S. Securities and Exchange Commission